January 18, 2022

Ryan Sutcliffe

Senior Counsel

Jason Fox

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Sprott Funds Trust; File No. 333-261501

Dear Messrs. Sutcliffe and Fox:

On December 3, 2021, Sprott Funds Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 in connection with the proposed reorganization of the North Shore Global Uranium Mining ETF (the “Existing Fund”), a series of Exchange Traded Concepts Trust (“ETCT”), into the Sprott Uranium Miners ETF (the “New Fund”), a newly formed series of the Trust (the “Reorganization”). On December 20, 2021, Mr. Fox provided verbal accounting comments to Bibb Strench with respect to the registration statement on form N-14 and, separately, Mr. Sutcliffe provided legal comments to Bibb Strench and Krisztina Nadasdy on the N-14 on December 22, 2021 and additional legal comments on January 12, 2022. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Accounting Comments

Comment 1.	In order to rely on Rule 488 under the Securities Act, the N-14 must be materially complete. The N-14, as filed, is missing certain material disclosures, such as a completed capitalization table. As such, please file a delaying amendment.

Response.	The Registrant filed a delaying amendment, as requested, on December 23, 2021.

Comment 2.	Please revise the performance section to show the Existing Fund’s performance for the calendar years in which it was operational.

Response.	The Registrant has revised the N-14 to include the Existing Fund’s performance.

Bibb.Strench@ThompsonHine.com Fax: 202.331.8330 Phone: 202.973.2727	bs

Ryan Sutcliffe

Jason Fox

January 18, 2022

Comment 3.	Please revise the accounting disclosure in the section “Additional Information” to state that the Existing Fund will be the accounting survivor after the Reorganization.

Response.	The Registrant has revised the referenced disclosure to state that the Existing Fund will be the accounting survivor in connection with the Reorganization.

Legal Comments – December 22, 2021

Comment 4.	The legal opinion and consent attached as an exhibit to the N-14 does not specifically state that Thompson Hine consents to being named in the registration statement. Please ensure that any subsequent consents filed contain this language as required by Rule 436 under the Securities Act.

Response.	The Registrant confirms that any legal consents filed with future amendments to the N-14 will state that Thompson Hine consents to being named in the registration statement. The Registrant intends to file a new legal opinion with Pre-Effective No. 1 to the N-14.

Comment 5.	The consent of Tait, Weller & Baker LLP attached as an exhibit to the N-14 references the Sprott ETF Trust, please advise.

Response.	The consent of Tait, Weller & Baker LLP is referring to the Trust. The Trust was previously named the “Sprott ETF Trust” and changed its name to “Sprott Funds Trust” on September 6, 2019. The Registrant will notify Tait, Weller & Baker LLP and request that the updated Trust’s name be used in future consents. The Registrant intends to file a new auditor’s consent with the correct name of the Trust from Tait, Weller & Baker LLP with Pre-Effective No. 1 to the N-14.

Comment 6.	Please fill in the blanks, brackets and otherwise missing information in the N-14.

Response.	The Registrant has filled in the blanks, brackets and other missing information.

Comment 7.	The letter to shareholders contained in the filing indicates that the meeting will be held in person, but as a result of COVID-19 related restrictions, may be held virtually. Please confirm that the Registrant has reviewed the applicable state law and governing documents of the Trust and determined that virtual meetings are permitted.

Response.	The Registrant confirms that ETCT has reviewed the applicable state law and governing documents of ETCT and determined that virtual meetings are permitted.

Comment 8.	Will there be any repositioning of securities in connection with the Reorganization? If there will be repositioning, and these expenses will be paid by shareholders, please disclose. Further, if the repositioning will be material, please disclose the percentage of securities that will be repositioned.

Ryan Sutcliffe

Jason Fox

January 18, 2022

Response.	Both the Existing Fund and the New Fund are index funds with the same investment objective to provide investment results that, before fees and expenses, correspond generally to the total return performance of the North Shore Global Uranium Mining Index (the “Index”). Because the portfolio securities and weightings of those portfolio securities of both the Existing Fund and the New Fund closely match those of the constituents of the Index, it is not expected that there will need to be any repositioning of the securities in the Existing Fund prior to the Reorganization. Please note that the Index is re-balanced semi-annually. Were the reorganization to occur during a rebalancing period, the portfolio securities of the Existing Fund would be repositioned to the extent necessary to match the securities in the newly constituted Index.

Comment 9.	Please confirm that the values in the fees and expenses table reflect the most current values available.

Response.	The Registrant confirms that the fees and expenses presented in the fee table and expense example are presented as of August 31, 2021 and are the most current values available.

Comment	10. In the section on Principal Investment Strategies, the Registrant states that the Fund may invest in the Sprott Physical Uranium Trust, an affiliate of the New Fund. Please disclose supplementally whether the New Fund will rely on the Fund of Funds Rule (12d1-4) related to any Sprott Physical Uranium Trust investment, or whether any exemptive relief would be involved in such an investment.

Response.	The Sprott Physical Uranium Trust is a closed-end physical uranium trust whose units trade on the Toronto Stock Exchange and is not, nor required to, register as an investment company under the 1940 Act or Canadian securities laws. Additionally, the Sprott Physical Uranium Trust does not hold any securities. As such, Rule 12d1-4 or other fund of funds exemptive relief does not apply to the Fund’s investments in the Sprott Physical Uranium Trust.

Comment 11.	In the Principal Investment Strategies section, please provide a definition for what the Fund considers and “emerging market country.”

Response.	The Registrant notes that the Index and Fund do not specifically seek to hold emerging market securities as an asset class; however, many uranium companies, whose securities are constituents of the Index and thus securities of the Fund, are domiciled in emerging market countries. As such, the Registrant has added the following sentence to the principal investment strategy to clarify what the Fund considers an emerging market country: “Emerging market countries are those that are experiencing significant economic growth and possess some, but not all, of the characteristics of a developed country.”

Ryan Sutcliffe

Jason Fox

January 18, 2022

Comment 12.	In the section “Management of the Funds – New Fund – Sub-Adviser” please clarify what the single and double asterisk represent in the sub-advisory fee table.

Response.	The Registrant has removed the asterisks from the referenced table.

Comment 13.	The Existing Fund has a manager of managers order, please state whether the New Fund also has, or will seek, such an order.

Response.	The New Fund may seek such an order.

Comment 14.	In the section “Description of the Reorganization” please provide specific reasons that the New Fund is acquiring the Existing Fund.

Response.	The “Description of the Reorganization” section has been revised to state the following: Sprott Funds Trust believes that adding the New Fund to the Sprott lineup of products will result in a unique complement to the existing Sprott Physical Uranium Trust, which is the world’s largest physical uranium fund. Thus, investors will have two options at Sprott to invest and gain exposure in the uranium sector: (1) the New Fund, an ETF that owns securities of uranium mining companies (with a small percentage of direct physical uranium ownership); and (2) the Sprott Physical Uranium Trust, an exchange traded product (“ETP”) that directly owns uranium. Both the New Fund and the Sprott Physical Uranium Trust will mutually benefit from their combined branding and marketing. Existing Fund shareholders benefit to the extent the combination leads to increased assets.

Comment 15.	Regarding the “General Shareholder Rights” table, please disclose the Existing Fund’s policies on cumulative voting in the “voting requirements” section of the table.

Response.	The Registrant has disclosed the Existing Fund’s policies on cumulative voting in the “voting requirements” section of the table.

Comment 16.	Regarding the “General Shareholder Rights” table, the Existing Fund notes that shareholders collectively owning 10% of the outstanding shares of the Fund may call a meeting of the shareholders for the purposes of electing trustees. Please disclose if the New Fund has such a requirement.

Response.	The Registrant has updated the shareholder rights table accordingly to specify that a majority of independent trustees or the president may call a meeting of the shareholders for the purposes of electing trustees. The governing documents of the New Fund do not address shareholders calling a meeting of the shareholders for such purpose.

Ryan Sutcliffe

Jason Fox

January 18, 2022

Comment 17.	In the section “Voting Rights and Required Vote,” because this is a “non-routine” matter under NYSE Rule 452, please remove the disclosures related to “broker non-votes” as no broker non-votes should be delivered or counted. Instead, disclosure should state that if the beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares and accordingly such shares will not count as present for purposes of quorum, or as votes cast.

Response.	The Registrant has removed the disclosure noted in the comment and added the requested disclosure.

Comment 18.	Section 8.8 of the Agreement and Plan of Reorganization indicates that all items in Section 8 (except for 8.1) may be jointly waived. Please revise the Agreement and Plan of Reorganization so it does not allow Section 8.7 (requiring a tax opinion) to be waivable. Reference is made to Division of Corporate Finance, Staff Legal Bulletin No. 19.

Response.	The Registrant has amended Section 8.8 of the Agreement and Plan of Reorganization to state that Section 8.7 is non-waivable.

Comment 19.	On the Proxy Card – please make the following statement bold type: “This proxy is solicited on behalf of the Fund’s Board of Trustees.”

Response.	The Registrant has made the requested revision.

Comment 20.	In the section “Geographic Concentration Risk” in the Statement of Additional Information (“SAI”) please add risks related to investing in Kazakhstan.

Response.	The Registrant has added the requested risk factor to the SAI.

Comment 21.	In the SAI, in the section “Financial Statements,” please hyperlink any documents incorporated by reference.

Response.	The Registrant has hyperlinked the referenced documents in the “Financial Statements” Section.

Comment 22.	In Item 17 of Part C of the filing, please add an undertaking that the tax opinion will be filed on a post-effective basis.

Response.	The Registrant has included the requested undertaking.

Ryan Sutcliffe

Jason Fox

January 18, 2022

Comment 23.	On the signature page, please indicate the individual who serves as Comptroller or Principal Accounting Officer, as required by the Securities Act.

Response.	The Registrant has updated the signature page as requested.

Comment 24.	Please file new powers of attorney related to this registration statement, or have all required persons sign the registration statement directly.

Response.	The Registrant notes that all required parties will sign the pre-effective amendment directly.

Comment 25.	Per the Staff Legal Bulletin No. 19 referenced above, please provide the substance of the tax opinion in the prospectus included with the N-14.

Response.	The Registrant has included the substance of the tax opinion in the section “Information Relating to the Reorganization – Federal Income Tax Consequences.”

Legal Comments – 1/12/2022

Comment 26.	Please consider, as appropriate, adding to the Kazakhstan risk with regard to recent unrest in that country.

Response.	The following disclosure has been added to the “Kazakhstan Risk” section in the N-14:

Recently, a state of emergency and a nationwide curfew has been imposed and there has been foreign intervention in Kazakhstan in response to social unrest in that country. Until there is a period of stabilization, it is unclear of the extent of the consequences of this unrest and measures take to address the unrest will have on the future growth and economic conditions in Kazakhstan, including uranium mining and prices and the supply and demand of that commodity, as well as whether there will be any other unintended consequences.

Comment 27.	Please provide a supplemental explanation in correspondence explaining the Existing Fund’s adviser’s arrangement with the index provider and how that arrangement operates.

Response.	The Registrant declines to add the requested disclosure because the staff’s comments relate to the trust that the Existing Fund is a series of (ETCT) and the contractual arrangement between ETCT and the index provider is unique to the Existing Fund and will not apply to the New Fund. The arrangement between the New Fund and the index provider is a traditional licensing arrangement in which the New Fund pays a fixed fee to the index provider for licensing its index.

Ryan Sutcliffe

Jason Fox

January 18, 2022

Comment 28.	Please clarify the capabilities of the New Fund’s adviser, post Reorganization, to hire sub-adviser’s and modify sub-advisory agreements without shareholder approval.

Response.	The Registrant has added disclosure that the New Fund’s adviser, post Reorganization, will not have the ability to hire sub-adviser’s and modify sub-advisory agreements without shareholder approval unless it first receives and order from the SEC permitting it to do so.

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Should you have any questions concerning this response, please contact me at my office at (202) 973-2727.

Sincerely,

/s/Bibb L. Strench
Bibb L. Strench

cc:	John Ciampaglia Sprott Funds Trust